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Exhibit 21

AEP Industries Inc.
List of Subsidiaries of AEP Industries Inc.
At January 28, 2005

Subsidiary		Country of Incorporation
1.	AEP Belgium SA	Belgium
2.	AEP Bordex BV	Netherlands
3.	AEP Canada Inc.	Canada
4.	AEP Industries (Australia) Pty. Limited	Australia
5.	AEP Films & Laminates Pty. Limited	Australia
6.	AEP (France) SAS	France
7.	AEP Industries (Netherlands) BV	Netherlands
8.	AEP Industries (NZ) Limited	New Zealand
9.	AEP Industries Packaging (Espana) SA	Spain
10.	AEP Industries Packaging France SAS	France
11.	AEP Rigid Packaging Beuningen BV	Netherlands
12.	AEP Rigid Packaging Venlo BV	Netherlands
13.	AEP Industries (UK) Ltd.	UK
14.	Duplas Pty. Ltd.	Australia
15.	AEP Italia SrL	Italy
16.	Termofilm SpA	Italy
17.	Fiap SpA	Italy
18.	Termofin srl	Italy
19.	Fiap Hellas SA	Greece
20.	AEP Industries Polska.Sp. zoo.	Poland

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  Exhibit 21
AEP Industries Inc. List of Subsidiaries of AEP Industries Inc. At January 28, 2005